Exhibit 1

IncrediMail Reports Record Revenues, Increasing 72% in 2007

– 2007: 42% of Revenues from ‘Search; EBITDA Up 24% to $3.1M –

– Q4: Revenues Rise 34% YOY to $5.4M –

TEL AVIV, ISRAEL – April 1, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet content and media company, today reported financial results for the fourth quarter and full year ended December 31, 2007.

—	Non-GAAP net profit $3.0 million for 2007, $0.7 million for Q4 2007
—	Google discussions progressing, search-generated revenues return to growth
—	Write-down of $4.9 million from Auction Rate Security

Revenues:

Revenues for 2007 increased to a record $18.7 million, up 72% from $10.9 million in 2006. Search-related activities generated 42% of the year’s revenues, compared with 13% in 2006, while product and subscription revenues also grew moderately throughout the year. Registered downloads during the year averaged 1.2 million per month, giving the Company a total of 86 million registered downloads as of year-end.

Revenues for the fourth quarter of 2007 increased by 34% to a record $5.4 million compared with $4.0 million for the fourth quarter of 2006. Search-related activities generated 49% of the quarter’s revenues, compared with 27% in the fourth quarter of 2006, while product and subscription revenues also grew moderately throughout the quarter.

Commenting on the results, Mr. Ofer Adler, CEO of IncrediMail, said, “2007 was a period of accelerated growth and investment, which we believe has positioned us for continued strong progress in 2008. The year’s 72% increase in revenues reflects the exceptional growth of our ‘search’ activities, which has proven to be a potent channel for monetizing our large user community. In parallel, however, our other new initiatives, including trials in the area of ‘branded content’ and our ‘community’ product, did not prove to be cost-effective, and we have discontinued them recently. Given our large user base and our proven model for monetizing it, our strategy for 2008 is straightforward: to focus on our core business, expand our user base, invest in user retention, and maximize the opportunity for our users to engage in search.”

Mr. Adler continued, “To this end, we made significant investments throughout 2007 to develop new products and the next generation of existing products, an effort we believe will assist us in reducing the current level of churn and reaching new demographics. In the coming quarters, we plan to launch totally new IncrediMail and Magentic products, together with the full release of our ‘Messy’ Instant Messaging tool.

“In parallel, we have begun stepping up our customer acquisition activities. We plan to expand our targeted online advertising campaigns, increasing our Traffic Acquisition Costs (“TAC”) dramatically, although not at a rate that will create an operating loss. We believe the combination of our new products and the advertising campaign will expand our user base by 15% or more by year-end, resulting in a revenue increase of 30% or higher for 2008 compared to 2007, and an even greater increase in revenues and profits in 2009.”

Operating expenses:

The significant investment in product development, sales and marketing caused the Company’s operating expenses to nearly double in 2007, reaching $14.7 million for the year and $4.6 million in the fourth quarter of 2007, compared to $7.7 million and $2.7 million in the same periods of 2006

Mr. Adler continued, “The focus of our R&D effort in 2007 was to create the new IncrediMail, Magentic and Messy products that will be launched during the next few months. Although these investments did not generate revenues in 2007, they are key elements of our customer retention and new customer acquisition strategy. With the R&D ramp-up essentially behind us, we will now redirect our efforts to our TAC, increasing them significantly from their 2007 level of approximately $1.4 million. In parallel, we have streamlined the business around our core activities, discontinuing projects that have not met our revenue expectations. We believe a tightly-focused business strategy and a leaner organization are the right platform for building the Company to the next level of revenues and profits.”

Financing expenses – write-down of security:

Financing expenses for the year and the quarter included a one-time write-down of $4.9 million taken to reflect the revaluation of a $5.0 million Auction Rate Security purchased as an investment in July 2007. Recent volatility in global credit markets has adversely affected the liquidity of this security. As a result, the security was recently downgraded from a AAA to a CCC rating by Standard & Poor’s. Although the Company continues to receive interest payments every 28 days, in light of a valuation of the security recently received from the Company’s banker, the Company has recorded an “other than temporary impairment” charge of $4.9 million on its statement of operations. The Company has no other Auction Rate Securities or CDOs.

Net results:

Including the abovementioned write-down, net loss for 2007 according to U.S. GAAP was $3.0 million, or $0.32 per diluted share. Excluding the write-down, stock-based compensation and impairment of intangible assets, the Company recorded non-GAAP net income for 2007 of approximately $3.0 million, essentially unchanged from 2006, or $0.31 per diluted share, compared to $0.33 per diluted share, for 2006.

For the fourth quarter of 2007, U.S. GAAP net loss was $4.8 million, or $0.50 per diluted share. Excluding the write-down, stock-based compensation and impairment of intangible assets, the Company recorded non-GAAP net income for the fourth quarter of $0.7 million, or $0.07 per diluted share, compared to $1.1 million, or $0.11 per diluted share in the fourth quarter of 2006.

Relationship with Google:

On January 21, 2008, following a ten-day suspension, the Company was reinstated as a Google AdSense Online Partner. The suspension primarily reflected Google’s desire to assure IncrediMail’s compliance with the Google AdSense for Search program. At no time did Google accuse IncrediMail of “click fraud” or any other illegal or unethical practices. Since reactivation of IncrediMail’s AdSense account, Google and IncrediMail have been engaged in negotiations aimed at the creation of a direct agreement, and they are progressing in a positive direction.

Although IncrediMail recorded no search-related revenues during the 10-day suspension period, its search activities returned immediately afterwards.

Mr. Adler continued, “We are pleased to report that our discussions with Google towards an even stronger relationship are progressing, and that our daily search revenues are once again on an upwards trajectory. Our negotiations with Google have reached their final stages, and we feel positive and optimistic regarding their outcome. In the meantime, we are carrying out trials with other premier ‘search’ players who are attracted by the unique size, demographic profile and ‘Effective CPM’ record of our user base.”

Change in Management and New Strategic Plan:

On February 5, 2008, Mr. Ofer Adler, the Company’s co-founder, director and Chief Product Officer, was appointed the Company’s new CEO.

Mr. Ofer Adler concluded, “I believe that we have only begun to scratch the surface of IncrediMail’s real potential, and am fully committed to achieving a new level of growth in the year ahead. Benefiting from the experience gained over the past years, we are completing our new strategy focused on core products and the proven search model. To enable us to fully present and discuss this strategy during our normal quarterly conference call, we have chosen to delay the call for two weeks. As such, we invite all interested parties to join us for a full update on Wednesday, April 16th, at 10:30 AM EDT.”

Conference Call

IncrediMail will host a conference call to discuss its results and its plans going forward on Wednesday April 16th at 10:30 AM EDT. We invite all those interested in participating in the call to dial 1 (888) 668-9141. Callers from Israel may access the call by dialing (03) 918-0650.

Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.

IncrediMail is an Internet content and media company. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, using its unique content and approach to enhance the user experience.

Non-GAAP measures

Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude write-down of marketable securities, non-cash stock-based compensation expenses and impairment of intangible assets, net of applicable taxes. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
Executive Vice President
IncrediMail Inc.
jeff@incredimail.com

INCREDIMAIL LTD.
BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,611	$8,366
Short-term bank deposits	1,000	--
Marketable securities	17,811	17,381
Trade receivables	1,993	1,828
Deferred taxes	368	418
Other receivables and prepaid expenses	1,678	611

Total current assets	27,461	28,604

LONG-TERM ASSETS:
Severance pay fund	1,037	589
Deferred taxes	92	221
Long-term deposits	482	412
Restricted cash	158	92
Long-term investments	100	--
Property and equipment, net	1,808	877
Goodwill	125	288
Other intangible assets, net	164	341

Total long-term assets	3,966	2,820

Total assets	$31,427	$31,424

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,546	$464
Deferred revenues	3,254	3,703
Accrued expenses and other liabilities	3,124	2,876

Total current liabilities	7,924	7,043

LONG-TERM LIABILITIES:
Deferred revenues	1,559	951
Accrued severance pay	1,392	853

Total long-term liabilities	2,951	1,804

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,475,943 and 9,399,458 at December
31, 2007 and 2006, respectively	20,552	22,577

Total liabilities and shareholders' equity	$31,427	$31,424

INCREDIMAIL LTD.
STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data), unaudited

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006

Revenues	$5,358	$3,987	$18,675	$10,851
Cost of revenues	570	285	1,740	858

Gross profit	4,788	3,702	16,935	9,993

Operating expenses:
Research and development	1,999	1,030	6,125	3,251
Selling and marketing	1,397	725	4,682	1,767
General and administrative	1,006	925	3,693	2,717
Goodwill impairment	163	--	163	--

Total operating expenses	4,565	2,680	14,663	7,735

Operating income	223	1,022	2,272	2,258
Financial income (expense), net	(4,593)	346	(3,641)	984

Income before taxes on income (loss)	(4,370)	1,368	(1,369)	3,242
Taxes on income	391	445	1,612	765

Net income (loss)	$(4,761)	$923	$(2,981)	$2,477

Net earnings (loss) per Ordinary share:

Basic	$(0.50)	$0.10	$(0.32)	$0.27

Diluted	$(0.50)	$0.10	$(0.32)	$0.27

Non-GAAP adjustment:
Impairment of marketable security	$4,900	--	$4,900	--
Stock based compensation	232	$158	769	$525
Impairment of intangible assets, net	299	--	299	--

Non-GAAP net income	$648	$1,081	$2,987	$3,002

Non-GAAP net earnings per share :
Basic	$0.07	$0.11	$0.32	$0.32

Diluted	$0.07	$0.11	$0.31	$0.32